UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

7 March 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Mrs. G. Monnas and Mr. S. Levy nominated as members of Supervisory Board TPG

Mr. J.H.M. Hommen nominated for re-appointment as member of Supervisory Board TPG,

1 March 2005.

1 March 2005

Mrs. G. Monnas and Mr. S. Levy nominated as members of Supervisory Board TPG

Mr. J.H.M. Hommen nominated for re-appointment as member of Supervisory Board TPG

Mail, express and logistics company TPG N.V. today announced that the Supervisory Board will propose to the Annual General Meeting of Shareholders to appoint Mrs. G. Monnas (born 1955) and Mr. S. Levy (born 1947) as new members of the Supervisory Board. Mr. J.H.M. Hommen, a member of the Supervisory Board since 1998, has been nominated to be re-appointed. Mr. M. Tabaksblat has indicated that he is not available for re-appointment as member of the Supervisory Board, for personal reasons.

Mr. Tabaksblat will step down effective as of the closing of the Annual General Meeting of Shareholders to be held on 7 April 2005. Mr. Tabaksblat has been chairman of the Supervisory Board since 2001 and member of the Supervisory Board since 1998.

Mrs. Monnas, a Greek citizen, is former President of the International Division and member of the Executive Committee of Johann A. Benckiser and fulfilled various positions with Procter & Gamble. The Central Works Council of TPG, by its special right of recommendation, has resolved to recommend Mrs. Monnas to be appointed as member of the Supervisory Board. Mrs. Monnas has extensive knowledge of the operational and strategic marketing aspects of the consumer market and also has in-depth knowledge of globalization, internationalization and global branding.

Mr. Levy, a French citizen, is former Executive Vice President and Chief Financial Officer of the Renault group. He has a broad business experience in Europe, North and South America and Asia and contributes in-depth knowledge of the strategically important automotive sector and its logistics.

With its two brands TNT and Royal TPG Post, TPG N.V. is a global provider of mail, express and logistics services. The group employs over 162,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 7 March 2005